December 11, 2024

Re:	ICL Group Ltd. Form 20-F for the Fiscal year Ended December 31, 2023 Filed March 14, 2024 File No. 001-13742

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. John Coleman
Mr. Craig Arakawa

Dear Mr. Coleman and Mr. Arakawa:

This letter sets forth the responses of ICL Group Ltd. (the “Company”) to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission, dated December 3, 2024, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 14, 2024 (the “2023 Form 20-F”).

For your convenience, we have reproduced the Staff’s comments preceding our responses below. Please let me know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 20-F for the Fiscal year Ended December 31, 2021

D. Property, Plant and Equipment, page 136

1.
We note your disclosure for YPH China includes the point of reference for mineral resources on an in-situ basis, and the point of reference for mineral reserves as materials delivered to the processing plant primary crusher. Please revise subsequent filings to include the point of reference for mineral resources and mineral reserves for your other properties, as required by Item 1303(b)(3)(iv) and Item 1304(d)(1) of Regulation S-K. Please confirm this disclosure will be included with your summary resource and reserve tables and under your individual property resource and reserve tables.

Response:

The Company acknowledges the Staff’s comment and confirms that in subsequent filings, we will include the point of reference for mineral resources and mineral reserves for each of the Company’s properties. The Company confirms that in its future filings such disclosure will be included in the summary resource and reserve tables and in individual property resource and reserve tables.

2.
It appears that the resource and reserve disclosure for YPH China is presented on a 100% basis, however we note from page 33 of your consolidated financial statements that you have a 50% interest in this property. Please revise subsequent filings to present resource and reserve quantities based on your attributable interest in the property, as required by Item 1303(b)(3)(iii) of Regulation S-K.

Response:

The Company respectfully advises the Staff that while the YPH subsidiary is a 50% owned joint venture, we have determined that we have effective control of YPH and therefore consolidate YPH’s results in the Company’s financial statements. The Company therefore believes that it is appropriate to provide disclosure on the total resources and reserves of YPH inasmuch as YPH is a consolidated subsidiary of the Company and all of its results and assets are included in the Company’s financial statements and therefore attributed to the Company.  In the resources discussion in the Form 20-F for 2023, the Company included disclosure to the effect that, while YPH is a controlled subsidiary, the Company only has a 50% ownership interest (see page 173), and confirms that in its subsequent filings it will include additional disclosure in the footnotes to the summary resource and reserve tables for YPH, respectively, to the following effect:

To be added to summary resources table:

(5)
YPH is a consolidated subsidiary of the Company and accordingly, this section and all resource and reserve data for YPH reflects 100% of its resources and reserves.  While YPH is consolidated into our financial statements, YYTH owns a 50% minority interest in YPH.

To be added to summary reserves table:

(4)
YPH is a consolidated subsidiary of the Company and accordingly, this section and all resource and reserve data for YPH reflects 100% of its resources and reserves.  While YPH is consolidated into our financial statements, YYTH owns a 50% minority interest in YPH.

Item 19. Exhibits, page 278

3.
We note that you have filed one technical report summary that includes the information concerning resources and reserves on five unrelated properties. A technical report summary is required to be filed for each material property as required by Item 1302(b) of Regulation S-K. Please file a technical report summary for each material property in which you disclose resources and reserves.

Please consult with your qualified person to ensure the information required under Item 601(b)(96)(iii)(B)(18) and (19) is included in each technical report summary that is prepared in support of mineral reserve disclosure. This disclosure should include the entire cash flow analysis that is based on a life-of-mine annual production schedule, which should also be disclosed. Please see Item 601(b)(96)(iii)(A) for information regarding the required paragraphs in the technical report summary.

Response:

The Company acknowledges the Staff’s comment regarding the filing of a separate technical report summary for each property.  We respectfully note that we provided a consolidated technical report summary that identifies and summarizes the information reviewed and conclusions reached by the qualified person about the Company’s mineral resources or mineral reserves determined to be on each material property, as we believed that this was in compliance with the requirements of Item 1302(b) of Regulation S-K (which does not by its terms suggest that each property needs a separate technical report summary).  Nonetheless, in light of the Staff’s comment, the Company will file a separate technical report summary for each property in connection with its Form 20-F for the fiscal year ended December 31, 2024.

The Company acknowledges the Staff’s comment regarding the information required under Item 601(b)(96)(iii)(B)(18) and (19). The Company respectfully advises the Staff that it included disclosure in its technical report summary with respect to its capital and operating costs and that, as disclosed in the technical report summary, the Company forecasted capital and operating costs based upon a three-year average of historical costs, all of which is readily available in the Form 20-F, which reported three years of financial results. In each technical report summary to be filed in connection with the filing of the Company’s Form 20-F for fiscal year ended December 31, 2024, the Company will provide a specific table setting out the estimates of its future capital and operating costs.  As an example, the Company provided below a template disclosure for its Cabanasses property and would include similar disclosure for each property:

18 Capital and Operating Costs

Capital and operating costs are based on operating experience and are applied to the life of mine (LOM) schedule. The qualified persons (QPs) consider the accuracy of the components of the capital and operating cost estimates to be appropriate because it’s an established operating mine. All values are presented in United States Dollars ($) unless otherwise stated.

18.1 Capital Costs

A summary of the capital costs for the Cabanasses LOM is provided in Table 1.1. The forecasted capital costs are considered by the QPs to be equivalent or better than AACE Class 1 with an expected accuracy range of -3% to -10% on the low side and +3% to +15% on the high side.

Table 1.1: Cabanasses Life of Mine Capital Costs
	Unit	Total
Mining	€M	333.0
Processing	€M	133.9
Total Capital Costs	€M	466.9

Closure costs are estimated at €10.2M and includes the Suria and Sallent sites.

18.2 Operating Costs

A summary of the operating costs for the Cabanasses LOM is provided in Table 1.2. The operating costs are considered by the QPs to represent an accuracy range of -10% to +15%.

Table 1.2: Cabanasses Life of Mine Operating Costs
	Unit	Total
Mining	€M	1,316.6
Processing	€M	475.0
G&A	€M	34.2
Total Operating Costs	€M	1,825.8

Similarly, with respect to the Staff’s comment about the entire cash flow analysis, the Company indicated in its technical report summary that it carried out an economic analysis of the properties and confirmed that the outcome was a positive cash flow that supports the statement of mineral reserves (see page 446).  In light of the Staff’s comment, the Company will provide an expanded economic analysis in each technical report summary to be filed in connection with the filing of the Company’s Form 20-F for fiscal year ended December 31, 2024.  This disclosure will also include the entire cash flow analysis that is based on a life-of-mine annual production schedule.  As an example, the Company provided below a template disclosure for its Cabanasses property and would include similar disclosure for each property:

19 Economic Analysis

The economic analysis presented in this section is based on Proven and Probable Mineral Reserves only, economic assumptions, and capital and operating costs in the LOM schedule. Unless otherwise stated, all costs will be expressed in US dollars and all measurements will be in metric values. The assumptions used in the analysis are current as of December 31, 2024. The aim of this section is to demonstrate the economic viability of the mineral project and therefore this section contains forward-looking information which can differ from other information that is publicly available and should not be considered as guidance.

19.1 Economic Criteria

A summary of the economic assumptions and parameters for Cabanasses is provided in Table 1.3.

Table 1.3: Economic Assumptions and Parameters for Cabanasses
Parameter	Unit	Value
Mining
Mine Life	Years	19
Total Ore Tonnes Mined	Mt	90.6
Waste Tonnes	Mt	22.6
Mining Rate (Ore and Waste)	Mtpa	6.2
Processing
Total Ore Feed to Plant	Mt	90.6
Grade KCl	%	26.3
Processing Rate	Mtpa	4.8
Plant Recovery	%	85.5
Discount Rate	%	8
Exchange Rate	€ to $	0.85
Commodity Price		$291
Taxes	%	25
Royalties	€M	2.4
Other Government Payments	€M	10.0
Revenues	€M	5,167.3
Capital Costs	€M	466.9
Operating Costs	€M	1,825.8

19.2 Cash Flow Analysis

An annual Discounted Cash Flow (DCF) model will be provided for each property, including annual cash flow forecasts based on an annual production schedule for the LOM and will measure economic viability such as net present value (NPV), internal rate of return (IRR) and the payback period of capital.

19.3 Sensitivity Analysis

A sensitivity analysis for each property will be provided and will show cash flow sensitivity on after-tax NPV due to ±10% and ±20% changes in commodity price, head grade, metallurgical recovery, capital costs, operating costs and foreign exchange where applicable.

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Please do not hesitate to contact me at +972-54-4268416 or Aviram.Lahav@icl-group.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:	/s/ Aviram Lahav
Aviram Lahav Chief Financial Officer ICL Group Ltd.